Dreyfus
Insured Municipal
Bond Fund, Inc.

ANNUAL REPORT April 30, 2006



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

2 Letter from the Chairman

3 Discussion of Fund Performance

6 Fund Performance

7 Understanding Your Fund's Expenses

7 Comparing Your Fund's Expenses
     With Those of Other Funds

8 Statement of Investments

16 Statement of Assets and Liabilities

17 Statement of Operations

18 Statement of Changes in Net Assets

19 Financial Highlights

20 Notes to Financial Statements

25 Report of Independent Registered
     Public Accounting Firm

26 Important Tax Information

27 Information About the Review and Approval
     of the Fund's Management Agreement

31 Board Members Information

33 Officers of the Fund

FOR MORE INFORMATION

Back Cover



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Insured Municipal Bond Fund, Inc., covering the 12-month period from May 1, 2005, through April 30, 2006.

Since June 2004, the Federal Reserve Board (the "Fed") has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. Recently, Fed Chairman Ben Bernanke suggested that the Fed may soon pause to assess current economic data and evaluate the impact of its credit tightening campaign. In our view, the Fed's efforts so far have largely been successful: the economy has grown at a moderate pace, the unemployment rate has dropped to multi-year lows, corporate profits have risen, and inflation has remained low despite volatile energy prices.

However, the municipal bond market is more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase interest rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures build in an expanding economy, the Fed may choose to resume tightening later this year. As always, we urge you to discuss with your financial advisor the potential implications of these possibilities on your investments.

For information about how the fund performed, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 15, 2006



DISCUSSION OF FUND PERFORMANCE

Scott Sprauer, Portfolio Manager

How did Dreyfus Insured Municipal Bond Fund, Inc. perform relative to its benchmark?

For the 12-month period ended April 30, 2006, the fund achieved a total return of 1.53%.[1] In comparison, the Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark index, achieved a total return of 2.16% for the same period.[2] In addition, the fund is reported in the Lipper Insured Municipal Debt Funds category, and the average total return for all funds reported in the category was 1.30% for the reporting period.[3]

Despite rising interest rates in a growing economy, municipal bond prices held up relatively well over the reporting period due to low inflation and robust investor demand for a more limited supply of newly issued securities. The fund produced a return that was better than its Lipper category average. However, the fund underperformed its benchmark, which contains bonds with a variety of credit profiles, not just insured securities, and does not reflect fund fees and expenses.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in investment-grade municipal bonds that provide income exempt from federal personal income tax. These bonds will be insured as to the timely payment of principal and interest by recognized insurers of municipal bonds.[4] The dollar-weighted average maturity of the fund's portfolio normally exceeds 10 years, but the fund is not subject to any maturity restrictions.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's

potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

Although rising short-term interest rates in a growing economy histori-cally have tended to erode bond prices, high-quality municipal bonds retained much of their value during the reporting period. We attribute the market's resilience to persistently low inflation, which appeared to reassure fixed-income investors, robust investor demand for tax-exempt income and a declining supply of newly issued securities.

The fund also benefited during the reporting period from better fiscal conditions for most states and municipalities. The strong U.S. economy helped most states achieve budget surpluses for their current fiscal years, enabling them to reduce their borrowing activity in the municipal bond market. At the same time, investor demand for newly issued secu-rities has remained ample, putting upward pressure on bond prices.

Because we expected short-term interest rates to rise more steeply than long-term rates in this environment, we generally emphasized securities with maturities in the 20- to 30-year range, and we maintained relatively light exposure to intermediate- and shorter-term bonds. Indeed, longer-term securities performed better than other maturities for most of the reporting period, enabling the fund to participate fully in the market's strength. In March and April 2006, however, prices of longer-term securities began to decline as investors grew more concerned about potential inflationary pressures, including renewed volatility in energy prices. Still, the market's recent weakness was not enough to erase the fund's positive absolute returns for the reporting period overall.

Finally, a number of the fund's holdings were "pre-refunded" by their issuers during the reporting period, a process in which new debt is issued at lower rates and a portion of the proceeds is set aside to redeem existing, higher yielding issues at the first available opportunity. Because repayment of principal is assured when bonds are pre-refunded, their prices generally rise.

What is the fund's current strategy?

Although we believe the Federal Reserve Board may be close to the end of the current credit tightening cycle, we expect one or more additional rate hikes in the months ahead before it pauses to assess the impact of a more restrictive monetary policy on inflation and economic growth. Therefore, we have maintained the fund's emphasis on longer-term securities. However, we may adjust this strategy when we see signs that interest rates have peaked, including possibly shifting our focus toward securities in the intermediate-term range.

May 15, 2006

---

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking currently in effect. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. However, the bonds in the index generally are not insured. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

[4] *Portfolio insurance extends to the repayment of principal and payment of interest in the event of default. It does not extend to the market value of the portfolio securities or the value of the fund's shares.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Insured Municipal Bond Fund, Inc. and the Lehman Brothers Municipal Bond Index

Average Annual Total Returns *as of 4/30/06*

	1 Year	5 Years	10 Years
Fund	**1.53%**	**4.54%**	**5.06%**

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in Dreyfus Insured Municipal Bond Fund, Inc. on 4/30/96 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund invests primarily in municipal securities which are insured as to the timely payment of principal and interest by recognized issuers of municipal securities. The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall; however, the bonds in the Index are generally not insured. The Index also does not take into account charges, fees and other expenses. All of these factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report. Neither fund shares nor the market value of its portfolio securities are insured.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Insured Municipal Bond Fund, Inc. from November 1, 2005 to April 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2006

Expenses paid per $1,000†	$ 4.04
Ending value (after expenses)	$1,013.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2006

Expenses paid per $1,000†	$ 4.06
Ending value (after expenses)	$1,020.78

† *Expenses are equal to the fund's annualized expense ratio of .81%, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

April 30, 2006

Long-Term Municipal Investments−97.6%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama−3.1%				
Alabama Drinking Water Finance Authority, Revolving Fund Loan (Insured; AMBAC)	4.00	8/15/28	1,000,000	893,050
Aubum University, General Fee Revenue (Insured; MBIA)	5.75	6/1/17	1,000,000	1,081,050
Birmingham, GO Capital Improvement (Insured; AMBAC)	5.00	12/1/32	1,780,000	1,820,531
Alaska−4.1%				
Alaska International Airports System, Revenue (Insured; AMBAC)	5.75	10/1/12	4,500,000 a	4,975,695
California−6.2%				
California Infrastructure and Economic Development Bank, Revenue (Workers Compensation Relief) (Insured; AMBAC)	5.25	10/1/14	375,000	404,970
Glendora Unified School District, GO (Insured; MBIA)	5.25	8/1/26	1,400,000 b	1,506,288
Golden State Tobacco Securitization, Enhanced Tobacco Settlement Asset-Backed Bonds (Insured; AMBAC)	5.00	6/1/29	1,670,000	1,704,619
Los Angeles Department of Water and Power, Power System Revenue (Insured; MBIA)	5.00	7/1/24	1,500,000	1,538,730
San Diego Unified School District (Insured; FGIC)	0.00	7/1/15	3,690,000	2,459,643
Colorado−2.5%				
Adams County, PCR (Public Service Co. of Colorado Project) (Insured; MBIA)	4.38	9/1/17	2,000,000	1,988,060
Douglas County School District, Number 1 Reorganized, Douglas and Elbert Counties (Colorado School District Enhance Program) (Insured; FGIC)	5.75	12/15/17	1,000,000	1,113,480

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut−1.7%				
Connecticut, Special Tax Obligation Revenue (Transportation Infrastructure Purpose) (Insured; FGIC)	5.00	1/1/23	2,000,000	2,079,300
Delaware−5.9%				
Delaware Economic Development Authority, Water Revenue (United Water Delaware Inc. Project) (Insured; AMBAC)	6.20	6/1/25	5,000,000	5,108,950
Delaware River and Bay Authority, Revenue (Insured; MBIA)	5.25	1/1/13	2,015,000 [a]	2,169,107
Florida−3.1%				
Orange County, Sales Tax Revenue (Insured; FGIC)	5.13	1/1/23	1,000,000	1,049,860
Tampa Bay Water, Utility System Improvement Revenue (Insured; FGIC)	5.25	10/1/19	2,575,000	2,720,848
Idaho−1.7%				
Boise State University, Student Union and Housing System Revenue (Insured; FGIC)	5.38	4/1/12	45,000 [a]	48,591
Boise State University, Student Union and Housing System Revenue (Insured; FGIC)	5.38	4/1/22	1,955,000	2,079,064
Illinois−3.0%				
Chicago, GO (Insured; FGIC)	5.50	7/1/10	675,000 [a]	726,138
Chicago, GO (Insured; FGIC)	5.50	1/1/40	325,000	346,050
Chicago O'Hare International Airport, Revenue (General Airport Third Lien) (Insured; MBIA)	5.25	1/1/27	2,500,000	2,578,625
Indiana−3.0%				
Indiana Educational Facilities Authority, Educational Facilities Revenue (Butler University Project) (Insured; MBIA)	5.50	2/1/26	3,500,000	3,710,875

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Kansas−1.9%				
Neosho County Unified School Disctrict Number 413, GO (Insured; FSA)	5.00	9/1/20	1,075,000	1,124,536
Neosho County Unified School District Number 413, GO (Insured; FSA)	5.00	9/1/21	1,200,000	1,253,580
Missouri−3.5%				
Metropolitan Saint Louis Sewer District, Wastewater System Revenue (Insured; MBIA)	5.00	5/1/34	1,500,000	1,545,375
Saint Louis, Airport Revenue (Airport Development Program) (Insured; MBIA)	5.63	7/1/11	2,500,000 [a]	2,716,650
New Jersey−8.2%				
New Jersey Economic Development Authority, PCR (Public Service Electric and Gas Co. Project) (Insured; MBIA)	6.40	5/1/32	7,100,000	7,190,809
New Jersey Turnpike Authority, Turnpike Revenue (Insured; AMBAC)	5.00	1/1/35	1,500,000	1,535,565
Rutgers, The State University, GO (Insured; FGIC)	5.00	5/1/31	1,245,000	1,286,048
New York−10.9%				
Metropolitan Transportation Authority (State Service Contract) (Insured; MBIA)	5.50	1/1/20	2,000,000	2,160,880
Metropolitan Transportation Authority, Transportation Revenue (Insured; AMBAC)	5.50	11/15/19	5,000,000	5,419,150
Metropolitan Transportation Authority, Transportation Revenue (Insured; FGIC)	5.00	11/15/32	1,350,000	1,387,976
New York City (Insured; FSA)	5.25	8/15/15	2,000,000	2,150,500
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Insured; MBIA)	5.00	6/15/28	1,000,000	1,036,670

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Sales Tax Asset Receivable Corp., Sales Tax Asset Revenue (Insured; MBIA)	5.00	10/15/24	1,000,000	1,043,080
North Carolina−.9%				
Catawba County, COP (Catawba County Public School and Community College Facilities Project) (Insured; MBIA)	5.25	6/1/16	1,000,000	1,067,610
Ohio−4.2%				
Cincinnati City School District, Classroom Facilities Construction and Improvement (Insured; FSA)	5.00	12/1/31	1,655,000	1,704,964
Cleveland State University, General Receipts (Insured; FGIC)	5.00	6/1/34	1,150,000	1,183,476
Ohio Turnpike Commission, Turnpike Revenue (Insured; FGIC)	5.50	2/15/17	1,995,000	2,209,742
Oregon−1.3%				
Oregon, Department of Administrative Services, Lottery Revenue (Insured; FSA)	5.00	4/1/12	1,500,000	1,591,380
Pennsylvania−1.3%				
Perkiomen Valley School District, GO (Insured; FSA)	5.25	3/1/28	1,550,000	1,638,071
South Carolina−2.2%				
Spartanburg Sanitary Sewer District, Sewer System Revenue (Insured; MBIA)	5.25	3/1/30	1,000,000	1,055,460
University of South Carolina, Athletic Facilities Revenue (Insured; AMBAC)	5.50	5/1/22	1,575,000	1,686,431
Texas−7.4%				
Houston Area Water Corp., City of Houston Contract Revenue (Northeast Water Purification Plant Project) (Insured; FGIC)	5.25	3/1/23	2,470,000	2,602,590

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
San Antonio, Water System Revenue (Insured; FSA)	5.50	5/15/19	1,000,000	1,074,510
San Antonio, Water System Revenue (Insured; FSA)	5.50	5/15/20	2,500,000	2,680,750
Texas Turnpike Authority, Revenue (Central Texas Turnpike System) (Insured; AMBAC)	5.50	8/15/39	2,500,000	2,683,900
Utah–1.6%				
Utah State University, Student Fee and Housing System Revenue (Insured; MBIA)	5.00	4/1/29	1,850,000	1,904,186
Virginia–8.4%				
Danville Industrial Development Authority, HR (Danville Regional Medical Center) (Insured; AMBAC)	5.25	10/1/28	1,500,000	1,635,675
Richmond, GO Public Improvement (Insured; FSA)	5.50	7/15/11	1,225,000	1,326,381
Upper Occoquan Sewer Authority, Regional Sewer Revenue (Insured; MBIA)	5.15	7/1/20	5,210,000	5,638,575
Virginia University, Revenue (General Pledge) (Insured; AMBAC)	5.00	5/1/14	1,615,000	1,713,596
West Virginia–10.2%				
West Virginia (Insured; FGIC)	0.00	11/1/26	5,450,000	2,003,311
West Virginia (Insured; FGIC)	6.50	11/1/26	2,600,000	3,142,412
West Virginia Building Commission, LR (West Virginia Regional Jail) (Insured; AMBAC)	5.38	7/1/21	2,505,000	2,748,336
West Virginia Higher Education Policy Commission, Revenue (Higher Education Facilities) (Insured; FGIC)	5.00	4/1/29	2,000,000	2,054,560

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
West Virginia (continued)				
West Virginia Water Development Authority, Water Development Revenue (Loan Program II) (Insured; AMBAC)	5.25	11/1/23	1,000,000	1,067,090
West Virginia Water Development Authority, Water Development Revenue (Loan Program II) (Insured; AMBAC)	5.00	11/1/29	1,400,000	1,445,528
U.S. Related−1.3%				
Puerto Rico Highway and Transportation Authority, Transportation Revenue (Insured; FGIC)	5.50	7/1/12	1,500,000	1,636,935
Total Long-Term Municipal Investments (cost $115,272,041)				**119,449,812**
Short-Term Municipal Investments−1.6%				
Michigan−.8%				
Royal Oak Hospital Finance Authority, HR, Refunding (William Beaumont Hospital Obligated Group) (Insured; AMBAC and Liquidity Facility; Morgan Stanley Bank)	3.75	5/1/06	1,000,000 c	1,000,000
Tennessee−.8%				
Sevier County Public Building Authority, Local Government Public Improvement (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	3.82	5/1/06	1,000,000 c	1,000,000
Total Short-Term Municipal Investments (cost $2,000,000)				**2,000,000**
Total Investments (cost $117,272,041)			**99.2%**	**121,449,812**
Cash and Receivables (Net)			**.8%**	**922,509**
Net Assets			**100.0%**	**122,372,321**

^a *These securities are prefunded; the date shown represents the prefunded date. Bonds which are prefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

^b *Purchased on a delayed delivery basis.*

^c *Securities payable on demand. Variable interest rate—subject to periodic change.*

^d *At April 30, 2006, 29.3% of the fund's net assets are insured by AMBAC and 32.6% are insured by MBIA.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	99.2
F1		MIG1/P1		SP1/A1	.8
					100.0

† *Based on total investments.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2006

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	117,272,041	121,449,812
Cash		844,038
Interest receivable		1,850,070
Receivable for shares of Common Stock subscribed		144
Prepaid expenses		11,800
		124,155,864
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		83,269
Payable for investment securities purchased		1,494,808
Payable for shares of Common Stock redeemed		143,913
Accrued expenses		61,553
		1,783,543
Net Assets ($)		**122,372,321**
Composition of Net Assets ($):		
Paid-in capital		118,559,426
Accumulated undistributed investment income—net		25,709
Accumulated net realized gain (loss) on investments		(390,585)
Accumulated net unrealized appreciation (depreciation) on investments		4,177,771
Net Assets ($)		**122,372,321**
Shares Outstanding		
(300 million shares of $.001 par value Common Stock authorized)		6,956,619
Net Asset Value, offering and redemption price per share—Note 3(d)($)		**17.59**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended April 30, 2006

Investment Income ($):	
Interest Income	**5,926,143**
Expenses:	
Management fee–Note 3(a)	774,820
Service plan and prospectus fees–Note 3(b)	99,877
Shareholder servicing costs–Note 3(b)	68,060
Professional fees	59,763
Registration fees	22,582
Custodian fees	15,634
Shareholders' reports	12,331
Directors' fees and expenses–Note 3(c)	10,370
Loan commitment fees–Note 2	880
Miscellaneous	17,729
Total Expenses	**1,082,046**
Investment Income–Net	**4,844,097**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(259,332)
Net unrealized appreciation (depreciation) on investments	(2,586,733)
Net Realized and Unrealized Gain (Loss) on Investments	**(2,846,065)**
Net Increase in Net Assets Resulting from Operations	**1,998,032**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended April 30,	
	2006	2005
Operations ($):		
Investment income–net	4,844,097	5,172,330
Net realized gain (loss) on investments	(259,332)	(289,539)
Net unrealized appreciation (depreciation) on investments	(2,586,733)	4,184,896
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,998,032**	**9,067,687**
Dividends to Shareholders from ($):		
Investment income–net	(4,804,483)	(5,132,469)
Net realized gain on investments	–	(1,607,010)
Total Dividends	**(4,804,483)**	**(6,739,479)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	2,737,716	5,310,232
Dividends reinvested	3,276,730	4,728,579
Cost of shares redeemed	(14,607,399)	(18,147,637)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(8,592,953)**	**(8,108,826)**
Total Increase (Decrease) in Net Assets	**(11,399,404)**	**(5,780,618)**
Net Assets ($):		
Beginning of Period	133,771,725	139,552,343
End of Period	**122,372,321**	**133,771,725**
Undistributed investment income–net	25,709	13,502
Capital Share Transactions (Shares):		
Shares sold	153,051	295,100
Shares issued for dividends reinvested	183,259	263,313
Shares redeemed	(817,646)	(1,014,763)
Net Increase (Decrease) in Shares Outstanding	**(481,336)**	**(456,350)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

		Year Ended April 30,			
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	17.99	17.68	18.35	17.84	17.64
Investment Operations:					
Investment income—net[a]	.67	.68	.73	.80	.81
Net realized and unrealized gain (loss) on investments	(.40)	.51	(.63)	.59	.25
Total from Investment Operations	.27	1.19	.10	1.39	1.06
Distributions:					
Dividends from investment income—net	(.67)	(.67)	(.73)	(.79)	(.80)
Dividends from net realized gain on investments	–	(.21)	(.04)	(.09)	(.06)
Total Distributions	(.67)	(.88)	(.77)	(.88)	(.86)
Net asset value, end of period	17.59	17.99	17.68	18.35	17.84
Total Return (%)	1.53	6.81	.51	7.98	6.08
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.84	.91	.94	.95	.95
Ratio of net expenses to average net assets	.84	.82	.85	.85	.85
Ratio of net investment income to average net assets	3.75	3.78	4.03	4.39	4.50
Portfolio Turnover Rate	33.86	42.49	74.22	45.87	58.16
Net Assets, end of period ($ x 1,000)	122,372	133,772	139,552	157,250	151,816

[a] Based on average shares outstanding at each month end.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Insured Municipal Bond Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal

and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed tax–exempt income $34,581, accumulated capital losses $407,575 and unrealized appreciation $4,336,099. In addition, the fund had $141,338 of capital losses realized after October 31, 2005, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to April 30, 2006. If not applied, $289,539 of the carryover expires in fiscal 2013 and $118,036 expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2006 and April 30, 2005 were as follows: tax exempt income $4,804,483 and $5,132,469, ordinary income $0 and $384,076 and long-term capital gains $0 and $1,222,934, respectively.

During the period ended April 30, 2006, as a result of permanent book to tax differences primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income-net by $27,407, increased accumulated net realized gain (loss) on investments by $158,286 and decreased paid-in capital by $130,879. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2006, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, commitment fees, interest on borrowings and extraordinary expenses, exceed 1½% of the value of the fund's average net assets, the fund may deduct from the payments to be made to the Manager, or the Manager will bear such excess. During the period ended April 30, 2006, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Service Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, the fund reimburses the Distributor for distributing the fund's shares, servicing shareholder accounts ("servicing") and for advertising and marketing relating to the fund. The Plan provides for payments to be made at an aggregate annual rate of up to .20% of the value of the fund's average daily net assets. The Plan also separately provides for the fund to bear the costs of preparing, printing and distributing certain of the fund's prospectuses and statements of additional information and costs associated with implementing and operating the Plan, not to exceed the greater of $100,000 or .005% of the value of the fund's average daily net assets for any full fiscal year. During the period ended April 30, 2006, the fund was charged $99,877 pursuant to the Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2006, the fund was charged $49,472 pursuant to the transfer agency agreement.

During the period ended April 30, 2006, the fund was charged $3,814 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $60,475, Rule 12b-1 service plan fees $13,510, chief compliance officer fees $1,284 and transfer agency per account fees $8,000.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A .10% redemption fee is charged and retained by the fund on certain shares redeemed within thirty days following the date of issuance, subject to exceptions, including redemptions made through the use of fund's exchange privilege.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2006, amounted to $43,219,537 and $53,276,976, respectively.

At April 30, 2006, the cost of investments for federal income tax purposes was $117,113,713; accordingly, accumulated net unrealized appreciation on investments was $4,336,099, consisting of $4,505,514 gross unrealized appreciation and $169,415 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Insured Municipal Bond Fund, Inc.

We have audited the accompanying statement of assets and liabilities of Dreyfus Insured Municipal Bond Fund, Inc., including the statement of investments, as of April 30, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2006 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Insured Municipal Bond Fund, Inc. at April 30, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
June 2, 2006

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended April 30, 2006 as "exempt-interest dividends" (not generally subject to regular federal income tax). As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 2006 calendar year on Form 1099-DIV which will be mailed by January 31, 2007.

At a meeting of the Board of Directors held on November 14, 2005, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board members also reviewed the number of shareholder accounts in the fund and the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Performance, Management Fee, and Expense Ratio. The Board members reviewed the fund's performance, management fee, and expense ratio and placed significant emphasis on comparisons to a group of comparable funds and Lipper category averages. The group of comparable funds previously was approved by the Board for this purpose, and was prepared using a Board-approved selec-

tion methodology that was based, in part, on selecting non–affiliated funds reported in the same Lipper category (the "Insured Municipal Debt Funds" category) as the fund. The Board members discussed the results of the comparisons for various periods ended September 30, 2005. The Board noted that the fund's yield performance was higher than the Lipper category averages but lower than the comparison group averages for the 1-year, 3-year, 5-year, and 10-year periods. The Board members noted that the fund's total return performance was higher than the Lipper category averages for the 1-year, 3-year, and 5-year periods, but lower than the Lipper category average for the 10-year period and lower than the comparison group averages for these periods. The Board also noted the Fund's improved relative yield and total return performance for the 1-year period compared with the prior year's results.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the comparison group. The Board members noted that the fund's management fee was higher than the majority of the management fees for the comparison group funds and that the fund's expense ratio was the same as the comparison group average and lower than the Lipper category average.

The Manager's representatives noted that there were no similarly managed mutual funds, institutional separate accounts, or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies (and, as to mutual funds, in the same Lipper category) as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of,

individual funds and the entire Dreyfus fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. It was noted that economies of scale also could be appropriately realized through an adviser's reinvestment of money back into its business for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to contin-

uation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board members made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the fund's overall performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

Richard C. Leone (66)
Board Member (1985)

Principal Occupation During Past 5 Years:
• President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.), a tax
  exempt research foundation engaged in the study of economic, foreign policy and domestic issues

Other Board Memberships and Affiliations:
• The American Prospect, Director
• Center for American Progress, Director

No. of Portfolios for which Board Member Serves: 11

Hans C. Mautner (68)
Board Member (1985)

Principal Occupation During Past 5 Years:
• President—International Division and an Advisory Director of Simon Property Group, a real
  estate investment company (1998-present)
• Director and Vice Chairman of Simon Property Group (1998-2003)
• Chairman and Chief Executive Officer of Simon Global Limited (1999-present)

Other Board Memberships and Affiliations:
• Capital and Regional PLC, a British co-investing real estate asset manager, Director
• Member – Board of Managers of:
  Mezzacappa Long/Short Fund LLC
  Mezzacappa Multi-Strategy Fund LLC
  Mezzacappa Multi-Strategy Plus Fund LLC

No. of Portfolios for which Board Member Serves: 11

Robin A. Melvin (42)
Board Member (1995)

Principal Occupation During Past 5 Years:
• Director, Boisi Family Foundation, a private family foundation that supports youth-serving
  organizations that promote the self sufficiency of youth from disadvantaged circumstances

No. of Portfolios for which Board Member Serves: 11

John E. Zuccotti (68)
Board Member (1985)

Principal Occupation During Past 5 Years:
• Chairman of Brookfield Financial Properties, Inc.
• Senior Counsel of Weil, Gotshal & Manges, LLP
• Chairman of the Real Estate Board of New York

Other Board Memberships and Affiliations:
• Emigrant Savings Bank, Director
• Wellpoint, Inc., Director
• Visiting Nurse Service of New York, Director
• Columbia University, Trustee
• Doris Duke Charitable Foundation, Trustee

No. of Portfolios for which Board Member Serves: 11

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 197 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus
Insured Municipal
Bond Fund, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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